

Mail Stop 3030

May 14, 2010

<u>VIA U.S. MAIL and FACSIMILE (408) 546-4588</u>

Mr. David Vellequette
Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

> RE: **JDS Univphase Corporation**
> **Form 10-K for the fiscal year ended June 27, 2009**
> **Filed August 24, 2009**
> **File No. 000-22874**

Dear Mr. Vellequette:

     We have reviewed your response dated February 25, 2010 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77

Out of Period Adjustments, page 77

1. Please refer to our prior comment 1. We note from your response that you considered non-GAAP earnings to calculate overall materiality since the company and investors look to the non-GAAP financial results, which are disclosed in your press releases. Given the company's and investors' focus on the non-GAAP information prepared and released, please provide us with an analysis regarding the materiality of your out of period and originating error adjustments in 2009 and 2008 to those non-GAAP amounts and measures presented in your press releases and publications. As part of your response, please provide an analysis similar to the tabular presentation requested in the first bullet point of our prior comment 1.

2. We also noted from your response that you determined a materiality amount of $6.75 million for 2007, 2008, and 2009 financial statements. Please clarify for us how your use of this threshold complies with the guidance in SAB 99.

3. In this regard, please clarify for us how you considered this overall materiality with regards to quarterly errors. For example, we noted that an annual materiality of $6.75 million is approximately $1.69 million on a quarterly basis and it appears that certain of your adjustments on a quarterly basis exceed this amount.

4. Please provide us with the details regarding any out of period adjustments or originating errors identified and recorded in the third or fourth quarters of fiscal 2010 and provide us with your SAB 99 and 108 analysis, if applicable.

5. Please provide us with any updates or changes to your latest projections of income / loss from operation and net income / loss for the year ended June 30, 2010.

6. Tell us the periods in which each of the errors relating to adjustment # 8 and adjustment # 9 originated. Provide us with your quantitative and qualitative analysis supporting your conclusion that these errors were not material to the quarterly periods in which they originated.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3640 with any other questions. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Julie Sherman
Accounting Reviewer